UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of June 2022

Commission File Number: 001-38547

Autolus Therapeutics plc

(Translation of registrant’s name into English)

The MediaWorks

191 Wood Lane

London W12 7FP

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F                ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Autolus Announces Results of Annual General Meeting

On June 28, 2022, the Company held its 2022 Annual General Meeting (the “Annual General Meeting”). At the Annual General Meeting, all nine resolutions set out in the Notice of Annual General Meeting sent to shareholders were duly proposed and passed.

Each of the following ordinary resolutions (requiring a simple majority of the votes cast by those entitled to vote) were duly proposed and approved on a poll:

1.	To receive and approve the Company’s annual accounts for the 12-month period ended 31 December 2021 and the associated reports of the directors and auditors.

2.	To approve the Directors’ Remuneration Report.

3.	To approve the Directors’ Renumeration Policy.

4.

To re-appoint Ernst & Young LLP as auditors of the Company to hold office of from the conclusion of the Annual General Meeting until the conclusion of the Annual General Meeting of the Company to be held in 2023 and to authorize the directors to fix the auditors’ remuneration.

5.	To re-elect Dr. J Anderson as a director.

6.	To re-elect Dr. J Backstrom as a director.

7.	To re-elect Dr. M Murphy as a director.

8.

To authorise the Board, generally and unconditionally for the purpose of section 551 of the Companies Act 2006 (the “Companies Act”) to allot shares in the Company or to grant rights to subscribe for or to convert any security into shares in the Company (“Rights”) up to a maximum aggregate nominal amount of $8,400. This authority shall expire (unless previously renewed, varied or revoked) on 27 June 2027, but the Company may at any time before the expiration of this authority make an offer or agreement which would or might require shares to be allotted, or Rights to be granted, pursuant to this authority after its expiration, and the Board may allot shares or grant Rights in pursuance of that offer or agreement as if the authority conferred by this resolution had not expired. The authority granted by this resolution shall replace all existing authorities to allot any shares of the Company and to grant Rights previously granted pursuant to section 551 of the Companies Act, but without prejudice to any allotment of shares or grant of Rights already made or agreed or offered to be made pursuant to such authorities.

The following special resolution (requiring a majority of 75% of the votes cast by those entitled to vote) was duly proposed and passed on a poll:

9.

Subject to the passing of Resolution 8, to empower the Board generally pursuant to section 570(1) and section 573 of the Companies Act to allot equity securities (as defined in section 560 of the Companies Act) for cash pursuant to the general authority conferred on them by Resolution 8 as if section 561(1) of the Companies Act did not apply to that allotment. This power:

(a) shall be limited to the allotment of equity securities up to a maximum aggregate nominal amount of $8,400;

(b) expires (unless previously renewed, varied or revoked) on 27 June 2027, but the Company may at any time before the expiration of this authority make an offer or agreement which would or might require equity securities to be allotted after that expiry and the Board may allot equity securities pursuant to any of those offers or agreements as if this power had not expired; and

(c) applies in relation to a sale of shares which is an allotment of equity securities by virtue of section 560(3) of the Companies Act as if in the first paragraph of this resolution the words “pursuant to the general authority conferred on them by Resolution 8” were omitted.

For the purposes of this resolution, references to the allotment of equity securities shall be interpreted in accordance with section 560 of the Companies Act.

This resolution replaces all unexercised powers previously granted to the Board to allot equity securities as if section 561 of the Companies Act did not apply, but shall be without prejudice to any allotment of equity securities already made or agreed or agreed to be made pursuant to such authorities.

The results are in line with the recommendations made by the Company’s board of directors.

The full text of each resolution passed at the Annual General Meeting was set out in the Notice of Annual General Meeting sent to shareholders on May 30, 2022.

The UK Annual Report and Accounts for the 12-month period ended December 31, 2021 is furnished herewith as Exhibit 1 to this Report on Form 6-K.

EXHIBIT LIST

Exhibit	Description

1	Annual Report and Accounts for the 12-month period ended December 31, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Autolus Therapeutics plc

Date: July 1, 2022	By:	/s/ Christian Itin
Name Christian Itin, Ph.D.
Title: Chief Executive Officer